June 11, 2019

Davinder Athwal
Chief Financial Officer
Blucora, Inc.
6333 State Hwy 161
4th Floor
Irving, TX 75038

       Re: Blucora, Inc.
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 8, 2019
           File No. 000-25131

Dear Mr. Athwal:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Revenue / Operating Income
Wealth Management
Advisory revenue, page 20

1. We note your rollforward of advisory assets on page 20, along with your related discussion of changes in advisory revenues on page 21. Please address and revise your future disclosure for the items below.

          Provide a "gross" presentation of net increase (decrease) of new advisory asset flows
          (i.e., separately quantify gross inflows and outflows, rather than only a net change).
 Davinder Athwal
Blucora, Inc.
June 11, 2019
Page 2
             Clarify whether there is any material impact from foreign currency exchange adjustments, acquisitions or dispositions during any period presented and if so, disclose them separately and explain what they are.

             Provide additional details of the activities of your advisory assets by investment focus, fund type, asset class, client type or other category, as examples, in order to provide investor's with enough information to understand the composition of your advisory assets. If this is not possible, tell us why.

             Disclose your weighted average fee rates by respective category above for each period presented, along with a related discussion of trends and how those changes in the weighted average fee rates impact your advisory revenues.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Cara Lubit, Staff Accountant, at 202-551-5909 or Robert Klein, Staff
Accountant, at 202-551-3847 with any questions.



FirstName LastNameDavinder Athwal                               Sincerely,
Comapany NameBlucora, Inc.
                                                                Division of
Corporation Finance
June 11, 2019 Page 2                                            Office of
Financial Services
FirstName LastName